UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number  1-8649

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Director, Total Rewards & HR Services

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Financial Statements

December 31, 2014 and 2013

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Statements of Net Assets Available for Benefits (Unaudited)

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$3,985,274	4,050,620
Employee contribution receivable	3,395	3,109
Employer contribution receivable	1,738	1,442
Total receivables	5,133	4,551
Total assets before adjustment at fair value	3,990,407	4,055,171
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,128)	(1,953)
Net assets available for benefits	$3,988,279	4,053,218

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Statements of Changes in Net Assets Available for Benefits (Unaudited)

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets:
Investment income:
Plan interest in net investment income of the Toro Company Master Trust Fund	$194,274	1,015,369
Net investment income	194,274	1,015,369
Employer contributions	55,406	59,757
Employee contributions	143,753	129,811
Total contributions	199,159	189,568
Total additions to net assets	393,433	1,204,937
Deductions from net assets:
Benefit payments	(458,372)	(375,930)
Total deductions from net assets	(458,372)	(375,930)
Net increase in net assets available for benefits	(64,939)	829,007
Net assets available for benefits:
Beginning of year	4,053,218	3,224,211
End of year	$3,988,279	4,053,218

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

(1)                           Summary Description of Plan

The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document amended and restated as of January 1, 2009 for more complete information as it relates to calendar years prior to 2012.  The Plan document was amended and restated effective January 1, 2012 as part of the regular five-year cycle of amendments and restatements. The plan is subject to certain provisions of the Employee Retirement Security Act of 1974, as amended (ERISA).

Employees are eligible to contribute to the Plan after they have completed 180 consecutive days of employment or one year of eligibility service and must be a member of a collective bargaining unit. Employee contributions to the Plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Toro Company (the Company), at its discretion, may make matching contributions. Participants are eligible for matching contributions the first of the month following completion of one year of qualifying service with the Company.  Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.  All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

The investments of employee and employer contributions are selected by the participants.

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments.  Participants are allowed to withdraw amounts that they previously rolled into the Plan.  Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need.  To the extent an account is invested in common stock, par value $1.00 per share, of the Company (Common Stock), a withdrawal or distribution can be in the form of Common Stock or cash.

Forfeited amounts from nonvested accounts totaled $0 and $275 during the Plan years ended December 31, 2014 and 2013, respectively.

The Company (the administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, agricultural micro-irrigation systems, landscaping equipment and lighting, underground utility equipment, concrete and hardscape equipment, and residential yard and snow removal products. The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

(2)                           Summary of Significant Accounting Policies

(a)               Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  The accounting records of the Plan are maintained on the accrual basis. The accompanying financial statements have not been audited, as an audit is not required under the applicable ERISA rules.

(b)               Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Investment, Savings, and Employee Stock Ownership Plan. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Master Trust invests in fully benefit-responsive investment contracts stated at fair value which are then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income (loss) from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 1% as of each of December 31, 2014 and 2013.

(c)                Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as the administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)               Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

The assets held by the Master Trust include Common Stock.  At December 31, 2014 and 2013, approximately 37% and 39%, respectively, of the investments of the Master Trust were invested in Common Stock.  The underlying value of the Common Stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)          Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Return Fund G.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2014 and Wells Fargo Stable Value Fund E at December 31, 2013 was 1.40% and 1.36%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

(f)            New Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07 (ASU 2015-07), Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (Or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) as a practical expedient. It also removes the requirement to make certain disclosures for all investments valued using NAV as a practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating these amendments, and does not believe the change will be material to the financial statements.

(3)                           Party-in-interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. In the opinion of the Plan’s legal counsel, transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

(4)                           Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(5)                           Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. Investment income related to the Master Trust is allocated to the individual plans based upon daily balances invested in the Plan.

Fair values of Master Trust investments at December 31, 2014 and 2013 were as follows:

	2014	2013
Mutual Funds:
U.S. Small Cap Equities	$38,455,675	41,005,467
U.S. Mid Cap Equities	51,733,860	48,249,964
U.S. Large Cap Equities	162,417,580	157,422,699
International Small Cap Equities	6,746,547	6,039,532
International Large Cap Equities	28,966,653	32,725,859
Stable Asset Funds	83,123,995	100,787,143
Asset Allocation Funds	151,980,184	122,908,658
Fixed Income Funds	19,654,090	17,729,392
Money Market Funds	13,725,468	3,579,365
The Toro Company Common Stock	321,857,743	340,367,884
	$878,661,795	870,815,963

Plan Interest in Master Trust	3,981,018	4,050,620

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

Net investment income for the Master Trust for the years ended December 31, 2014 and 2013 was as follows:

	2014	2013
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual Funds:
U.S. Small Cap Equities	$(1,607,787)	6,018,933
U.S. Mid Cap Equities	401,855	8,956,708
U.S. Large Cap Equities	17,747,997	31,610,382
International Small Cap Equities	(554,937)	899,630
International Large Cap Equities	(1,192,763)	5,054,117
Stable Asset Funds	1,610,712	(523,992)
Asset Allocation Funds	9,102,279	15,204,942
Fixed Income Funds	978,344	(432,943)
The Toro Company Common Stock	912,293	113,262,406
Net realized and unrealized appreciation	27,397,993	180,050,183
Dividends	15,578,614	17,597,972
Net investment income	$42,976,607	197,648,155

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2—

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in small, mid, and large-cap equities, in the United States and internationally, as well as investments in Common Stock of the Company and money market funds are classified as Level 1 assets in the fair value hierarchy, while the Master Trust’s investments in stable asset, asset allocation, and fixed income funds are classified as Level 2 assets in the fair value hierarchy. Stable asset, asset allocation, and fixed income funds are valued at Net Asset Value (NAV), which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding.  The NAV unit price is quoted on a private market that is not active.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

Assets measured at fair value, as of December 31, 2014 and 2013 are summarized below:

2014	Fair value	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Small Cap Equities	$38,455,675	38,455,675	—	—
U.S. Mid Cap Equities	51,733,860	51,733,860	—	—
U.S. Large Cap Equities	162,417,580	162,417,580	—	—
International Small Cap Equities	6,746,547	6,746,547	—	—
International Large Cap Equities	28,966,653	28,966,653	—	—
Stable Asset Funds	83,123,995	—	83,123,995	—
Asset Allocation Funds	151,980,184	—	151,980,184	—
Fixed Income Funds	19,654,090	—	19,654,090	—
Money Market Funds	13,725,468	13,725,468	—	—
The Toro Company Common Stock	321,857,743	321,857,743	—	—
Total assets	$878,661,795	623,903,526	254,758,269	—

2013	Fair value	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Small Cap Equities	$41,005,467	41,005,467	—	—
U.S. Mid Cap Equities	48,249,964	48,249,964	—	—
U.S. Large Cap Equities	157,422,699	157,422,699	—	—
International Small Cap Equities	6,039,532	6,039,532	—	—
International Large Cap Equities	32,725,859	32,725,859	—	—
Stable Asset Funds	100,787,143	—	100,787,143	—
Asset Allocation Funds	122,908,658	—	122,908,658	—
Fixed Income Funds	17,729,392	—	17,729,392	—
Money Market Funds	3,579,365	3,579,365	—	—
The Toro Company Common Stock	340,367,884	340,367,884	—	—
Total assets	$870,815,963	629,390,770	241,425,193	—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2014 and 2013.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

The following presents investments in the Master Trust as of December 31, 2014 and 2013 that represent 5% or more of the Master Trust’s net assets in either year:

	2014	2013
Wells Fargo Stable Return	$83,123,995	—
Wells Fargo Stable Value	—	100,787,143
T. Rowe Price Equity Income Fund	—	52,289,678
Vanguard Institutional Index	162,417,580	32,352,664
Growth Fund of America	—	72,780,357
The Toro Company Common Stock	321,857,743	340,367,884

(6)                           Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 7, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2014 and 2013

(7)                           Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31, 2014
Net assets available for benefits as presented in these financial statements	$3,988,279
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	2,128
Net assets available for benefits as presented on Form 5500	$3,990,407

Year Ended
December 31, 2014
Net decrease in net assets available for benefits as presented in these financial statements	$(64,939)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	2,128
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(1,953)
Net decrease in net assets available for benefits as presented on Form 5500	$(64,764)

December 31, 2013
Net assets available for benefits as presented in these financial statements	$4,053,218
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	1,953
Net assets available for benefits as presented on Form 5500	$4,055,171

Year Ended
December 31, 2013
Net decrease in net assets available for benefits as presented in these financial statements	$829,007
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	1,953
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(10,079)
Net decrease in net assets available for benefits as presented on Form 5500	$820,881

(8)                           Subsequent Events

The Company evaluated all subsequent events and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for
Plymouth Union Employees

Date: June 23, 2015	By	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer
and Chief Financial Officer
of The Toro Company